GrafTech International Ltd.
982 Keynote Circle
Brooklyn Heights, Ohio USA 44131

March 23, 2018

BY EDGAR

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:                 GrafTech International Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 23, 2018
File No. 333-223791

Dear Ms. Ravitz:

GrafTech International Ltd. (the “Company”) has filed today amendment no. 1 (“Amendment No. 1”) to the registration statement on Form S-1 (File No. 333-223791) filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2018.

As discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Commission, for the convenience of the Staff, we are also sending, by hand, five copies of Amendment No. 1 in paper format, marked to show changes from the third draft registration statement on Form S-1 as confidentially submitted on March 6, 2018.

If the Staff has any questions or requires any additional information, please contact Sandra L. Flow or Alejandro Canelas Fernandez at Cleary Gottlieb Steen & Hamilton LLP at (212)-225-2000.

Very truly yours,

/s/ Quinn J. Coburn
Quinn J. Coburn
Vice President, Chief Financial Officer and Treasurer

cc:                                Tom Jones

Kristen Lochhead

Brian Cascio

Securities and Exchange Commission

Sandra L. Flow

Adam Fleisher

Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP